

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4546

November 1, 2016

<u>Via E-mail</u>
Timothy C. Scott
President
Provectus Biopharmaceuticals, Inc.
7327 Oak Ridge Hwy.
Knoxville, Tennessee 37931

   Re: Provectus Biopharmaceuticals, Inc.
     Preliminary Proxy Statement on Schedule 14A
     Filed October 5, 2016
     File No. 001-36457

Dear Mr. Scott:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        /s/ Joseph McCann for

        Suzanne Hayes
        Assistant Director
        Office of Healthcare and Insurance

cc: Tonya Mitchem Grindon, Esq.
   Lori B. Metrock, Esq.
   Baker, Donelson, Bearman, Caldwell & Berkowitz, PC